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Exhibit 99.1

REPORTS

Management's Report on
Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2011, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011, has been audited by Deloitte & Touche LLP, the Company's Independent Registered Chartered Accountants, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2011.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 23, 2012

30      ENERPLUS 2011 FINANCIAL SUMMARY

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the internal control over financial reporting of Enerplus Corporation and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2011 and our report dated February 23, 2012 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Calgary, Canada
February 23, 2012

ENERPLUS 2011 FINANCIAL SUMMARY      31

Management's Responsibility for Financial Statements

In management's opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 23, 2012. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by Deloitte & Touche LLP, Independent Registered Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Registered Chartered Accountants Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Chartered Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 23, 2011

32      ENERPLUS 2011 FINANCIAL SUMMARY

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the accompanying consolidated financial statements of Enerplus Corporation and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2011 and 2010, and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Corporation and subsidiaries as at December 31, 2011 and 2010, and January 1, 2010, and their financial performance and cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Independent Registered Chartered Accountants

Calgary, Canada
February 23, 2012

ENERPLUS 2011 FINANCIAL SUMMARY      33

STATEMENTS

Consolidated Balance Sheets

(CDN$ thousands)	Note	December 31, 2011	December 31, 2010	January 1, 2010

Assets
Current assets
Cash		$5,629	$8,374	$73,558
Accounts receivable		124,806	125,928	142,009
Deferred financial assets	15	2,312	12,641	20,364
Other current		14,655	49,606	5,041

		147,402	196,549	240,972
Exploration and evaluation assets	4	874,799	1,545,378	580,184
Property, plant and equipment	5	4,332,011	3,440,568	4,420,339
Goodwill	6	154,691	151,345	476,998
Deferred financial assets	15	6,585	4,631	1,997
Other assets	7	207,824	150,710	88,324

Total Assets		$5,723,312	$5,489,181	$5,808,814

Liabilities
Current liabilities
Accounts payable		$422,666	$350,625	$257,519
Dividends payable		32,609	32,157	31,871
Current portion of long-term debt	8	46,808	45,845	36,631
Deferred financial credits	15	35,711	56,637	37,437

		537,794	485,264	363,458

Long-term debt	8	860,286	686,560	522,276
Deferred financial credits	15	31,820	46,942	54,788
Deferred tax liability		452,670	484,785	588,329
Decommissioning liability	9	563,763	392,709	385,885

		1,908,539	1,610,996	1,551,278

Exchangeable limited partnership units	14	–	44,387	55,812
Trust unit rights incentive plan	14	–	20,156	9,074

		–	64,543	64,886

Total Liabilities		2,446,333	2,160,803	1,979,622

Equity
Shareholders' capital	14	3,442,364	5,639,380	5,576,763
Contributed surplus	14	26,910	3,795	3,795
Accumulated deficit		(279,467)	(2,314,775)	(1,751,366)
Accumulated other comprehensive income/(loss)		87,172	(22)	–

		3,276,979	3,328,378	3,829,192

Total Liabilities & Equity		$5,723,312	$5,489,181	$5,808,814

See accompanying notes to the Consolidated Financial Statements

Approved on behalf of the Board of Directors:

Douglas R. Martin Director	Robert B. Hodgins Director

34      ENERPLUS 2011 FINANCIAL SUMMARY

Consolidated Statements of Income and Comprehensive Income

For the year ended December 31 (CDN$ thousands)	Note	2011	2010

Revenues
Oil and gas sales		$1,363,726	$1,327,140
Royalties		(245,230)	(223,459)
Commodity derivative instruments gain/(loss)	15	(27,092)	23,996

		1,091,404	1,127,677

Expenses
Operating		281,217	291,023
General and administrative		94,443	97,733
Transportation		20,647	26,959
Depletion, depreciation and amortization	5	433,366	459,953
Impairments	6	359,703	705,625
Foreign exchange	11	4,216	(931)
Finance expense	10	60,439	69,474
Asset disposition (gain)		(302,053)	(210,204)
Other expense/(income)		(2,576)	(779)

		949,402	1,438,853

Income/(loss) before taxes		142,002	(311,176)
Current tax expense/(recovery)		81,195	(30,375)
Deferred tax expense/(recovery)		(48,630)	(101,519)

Net Income/(loss)		$109,437	$(179,282)

Other comprehensive income
Change in fair value of available for sale financial
instruments, net of tax	7	50,658	52,711
Change in cumulative translation adjustment		36,536	(52,733)

Other comprehensive income, net of tax		87,194	(22)

Total comprehensive income/(loss)		196,631	(179,304)

Net income/(loss) per share
Basic		$0.61	$(1.02)
Diluted		$0.61	$(1.02)

Weighted average number of shares outstanding (thousands)	14
Basic		179,889	175,736
Diluted		180,345	175,977

See accompanying notes to the Consolidated Financial Statements

ENERPLUS 2011 FINANCIAL SUMMARY      35

Consolidated Statements of Changes in Shareholders' Equity

For the year ended December 31 (CDN$ thousands)	2011	2010

Shareholders' Capital
Balance, beginning of year	$5,639,380	$5,576,763
Reclassification of accumulated deficit	(2,314,775)	–
Reclassification of EELP units	44,387	–
Conversion of EELP units	–	24,184
Stock option plan – cash	11,626	6,638
Stock option plan – non cash	9,371	3,014
Dividend Reinvestment Plan	52,375	28,781

Balance, end of period	$3,442,364	$5,639,380

Contributed Surplus
Balance, beginning of year	$3,795	$3,795
Reclassification of trust unit rights liability	20,156	–
Stock option plan – exercised	(9,371)	–
Stock option plan – expensed	12,330	–

Balance, end of period	$26,910	$3,795

Accumulated Deficit
Balance, beginning of year	$(2,314,775)	$(1,751,366)
Reclassification to Shareholders' Capital	2,314,775	–
Net income/(loss)	109,437	(179,282)
Dividends on common shares	(388,904)	(384,127)

Balance, end of period	$(279,467)	$(2,314,775)

Accumulated other comprehensive income
Balance, beginning of year	$(22)	$–
Change in fair value of available for sale financial instruments, net of tax	50,658	52,711
Change in cumulative translation adjustment	36,536	(52,733)

Balance, end of period	$87,172	$(22)

Total Equity	$3,276,979	$3,328,378

See accompanying notes to the Consolidated Financial Statements

36      ENERPLUS 2011 FINANCIAL SUMMARY

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	2011	2010

Operating Activities
Net income/(loss)	$109,437	$(179,282)
Non-cash items add/(deduct):
Depletion, depreciation and amortization	433,366	459,953
Impairments	359,703	705,625
Change in fair value of derivative instruments	(31,920)	20,691
Deferred tax expense/(recovery)	(48,630)	(101,519)
Foreign exchange (gain)/loss on U.S. dollar debt	7,185	(25,549)
Accretion expense	13,803	14,224
Stock based compensation	12,330	14,097
Change in fair value of exchangeable limited partnership units	–	12,759
Amortization of debt transaction costs	1,269	204
Derivative impact on senior notes principal repayment	19,119	17,969
Asset disposition (gain)/loss	(302,053)	(210,204)

	573,609	728,968
Decommissioning expenditures	(21,656)	(17,240)
Changes in non-cash operating working capital	71,487	(15,545)

Cash flow from operating activities	623,440	696,183

Financing Activities
Issuance of shares	64,001	35,419
Dividends to shareholders	(388,904)	(384,127)
Increase in bank debt	212,732	235,388
Bank credit facility transaction costs	–	(5,095)
Principal repayment of senior notes	(45,523)	(35,697)
Derivative impact on senior notes principal repayment	(19,119)	(17,969)
Changes in non-cash financing working capital	451	285

Cash flow from financing activities	(176,362)	(171,796)

Investing Activities
Capital expenditures	(876,975)	(540,440)
Property and land acquisitions	(255,209)	(1,012,272)
Property dispositions	641,190	871,458
Equity investments	1,544	(1,016)
Changes in non-cash investing working capital	38,592	92,870

Cash flow from investing activities	(450,858)	(589,400)

Effect of exchange rate changes on cash	1,035	(171)

Change in cash	(2,745)	(65,184)
Cash, beginning of year	8,374	73,558

Cash, end of year	$5,629	$8,374

Supplementary Cash Flow Information
Cash income taxes (received)/paid	$49,592	$(6,529)
Cash interest paid	$47,756	$46,565

See accompanying notes to the Consolidated Financial Statements

ENERPLUS 2011 FINANCIAL SUMMARY      37

NOTES

Notes to Consolidated Financial Statements

1. REPORTING ENTITY

These annual audited consolidated financial statements ("Consolidated Financial Statements") and notes present the results of Enerplus Corporation including its Canadian and U.S. subsidiaries, as successor to Enerplus Resources Fund. On January 1, 2011, Enerplus Resources Fund (the "Fund") converted from an income trust into a corporate entity under a Plan of Arrangement pursuant to the Business Corporations Act (Alberta) (the "Plan of Arrangement") and continued as Enerplus Corporation ("Enerplus" or the "Company"). Immediately following the conversion, the directors and management of Enerplus remained the same as immediately prior to the conversion and the Company continued to carry on the same business and own the same assets as immediately prior to conversion.

Under the Plan of Arrangement, investors holding trust units received one common share of Enerplus in exchange for each trust unit of the Fund, and investors holding Class B exchangeable limited partnership units in Enerplus Exchangeable Limited Partnership ("EELP") received 0.425 of a common share in Enerplus Corporation for each EELP unit held. Pursuant to the Plan of Arrangement, all outstanding securities of the Fund and EELP were cancelled and the Fund and EELP were dissolved.

As Enerplus and the Fund were under common control, and there was no change in control as a result of the Plan of Arrangement, the information herein including the consolidated financial statements for periods prior to the effective date of the Plan of Arrangement reflect the financial position, results of operations and cash flows as if Enerplus had always carried on the business formerly carried on by the Fund.

Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada.

The Consolidated Financial Statements were authorized for issue by the Board of Directors on February 23, 2012.

2. BASIS OF PREPARATION

Enerplus' annual audited Consolidated Financial Statements for the year ended December 31, 2011 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These Consolidated Financial Statements present Enerplus' results of operations and financial position under IFRS as at and for the year ended December 31, 2011, and the 2010 comparative periods. As a result, they have been prepared in accordance with IFRS 1, "First-time Adoption of International Financial Reporting Standards". The Company previously prepared its annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

The preparation of these Consolidated Financial Statements resulted in certain changes to the Company's accounting policies as compared to those disclosed in the annual audited Consolidated Financial Statements for the period ended December 31, 2010 issued under Canadian GAAP. A summary of the significant changes to the accounting policies is disclosed in Note 18 along with reconciliations presenting the impact of the transition to IFRS for the comparative periods as at January 1, 2010, as at and for the twelve months ended December 31, 2010.

(a) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items which are measured at fair value:

•
cash;
•
derivative financial instruments;
•
available for sale financial instruments; and
•
share-based payment transactions.

(b) Functional and Presentation Currency

These Consolidated Financial Statements are presented in Canadian dollars, which is Enerplus' functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand unless otherwise indicated.

38      ENERPLUS 2011 FINANCIAL SUMMARY

(c) Use of Estimates and Judgement

The preparation of financial statements requires management to use judgment, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimated.

The amounts recorded for depletion and depreciation of the oil and gas assets are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected.

The provision for decommissioning liability is based on current legal and constructive requirements, technology, estimated costs and expected timing for remediation. Actual costs can differ from estimated costs because of changes in laws and regulations, market conditions, discovery and analysis of site conditions and changes in technology.

IFRS requires that the Company's oil and gas assets be aggregated into cash-generating units, based on their ability to generate largely independent cash flows, which are used to assess the assets for impairment. The determination of the Company's cash-generating units is subject to management's judgment.

The decision to transfer assets from exploration and evaluation to property, plant and equipment is based on management's assessment of technical feasibility and commercial viability and this is subject to management's judgment.

The estimated fair value of derivative instruments, by their very nature, are subject to measurement uncertainty.

Compensation costs recorded for the stock option plan are subject to estimation as they are calculated using the Black Scholes option pricing model which is based on significant assumptions such as volatility, dividend yield, expected term and forfeiture rate. Other compensation plans are performance based and are also subject to management's judgment as to whether or not certain performance criteria will be met.

The determination of the income tax provision and other tax issues can be complex and require management judgment. As such, income taxes are subject to measurement uncertainty. Income tax filings are subject to audits and re-assessments and changes in facts, circumstances and interpretations may result in an increase or decrease in the Company's provision for income taxes.

Additional details concerning estimates and judgment have been provided in Note 3.

3. SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements and, together with the following notes, should be considered an integral part of the Consolidated Financial Statements.

(a) Basis of Consolidation

These Consolidated Financial Statements include the accounts of Enerplus and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation. Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby Enerplus' proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

The acquisition method of accounting is used to account for acquisitions of companies and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

(b) Revenue

Revenue associated with the sale of crude oil and natural gas is recognized when title passes from the Company to its customers and is measured at the fair value of the consideration received or receivable based on price, volumes delivered and contractual delivery points. Realized gains and losses from commodity price risk management activities are recognized in revenue when the contract is settled and unrealized gains and losses on commodity price risk management activities are recognized in revenue based on the changes in fair value of the contracts at the end of the respective reporting period.

ENERPLUS 2011 FINANCIAL SUMMARY      39

(c) Exploration and Evaluation Assets ("E&E") and Property, Plant and Equipment ("PP&E")

(i) E&E Assets

Costs incurred prior to acquiring the legal right to explore an area are charged directly to net income.

Costs incurred after the legal right to explore is obtained but before technical feasibility and commercial viability of the area has been established are capitalized as E&E assets. These costs generally include unproved property acquisition costs, geological and geophysical costs, sampling and appraisals, related drilling and completion costs and directly attributable internal costs.

Once an area is determined to be technically feasible and commercially viable the accumulated costs are tested for impairment. The carrying value, net of any impairment, is then reclassified to PP&E as a Developed and Producing ("D&P") asset. If an area is determined not to be technically feasible and commercially viable, or the Company discontinues its exploration and evaluation activity, any unrecoverable costs are charged to net income.

(ii) PP&E

All costs directly associated with the development of crude oil and natural gas reserves are capitalized on an area-by-area basis if they extend or enhance the recoverable reserves of the underlying assets. These expenditures are referred to as D&P assets and include assets where technical feasibility and commercial viability has been determined. Costs in this category include property acquisitions, drilling and completion costs, gathering and infrastructure, capitalized decommissioning costs, directly attributable internal costs and transfers of exploration and evaluation assets. Repairs and maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to net income in the period.

D&P assets are aggregated into cash generating units ("CGUs") for the purposes of impairment testing and depletion calculations. CGUs are groups of assets that generate independent cash inflows and are generally defined based on geographic areas, with consideration given to how the assets are managed.

Gains and losses on disposals of properties are determined by comparing the proceeds to the net carrying value of the property and are recognized in net income.

(d) Depletion and Depreciation

The net carrying value of D&P assets is depleted using the unit of production method, calculated as the ratio of production in the year compared to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Natural gas reserves and production are converted to equivalent units on the basis of 6 mcf = 1 bbl, reflecting the approximate energy content. Proved plus probable reserves are generally estimated using independent reserve engineers and represent the estimated quantities of crude oil and natural gas which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years.

E&E assets are not depleted.

(e) Impairment

(i) E&E

E&E assets are tested for impairment when indicators of impairment exist or when technical feasibility and commercial viability are established and the assets are reclassified to PP&E. The impairment test compares the E&E assets' carrying value to their recoverable amount plus any excess recoverable amounts on D&P assets on a country by country basis. E&E assets that are determined not to be technically feasible and commercially viable are charged to net income.

(ii) PP&E and Goodwill

D&P assets included in PP&E are reviewed for impairment at a CGU level when indicators of impairment exist. When indicators of impairment exist, the carrying value of each CGU, including goodwill, is compared to its recoverable amount which is defined as the higher of its fair value less cost to sell ("FVLCTS") or its value in use ("VIU"). FVLCTS is determined to be the amount for which the asset could be sold in an arm's length transaction. VIU is based upon the estimated before tax net present value of the Company's proved plus probable reserves, as prepared by

40      ENERPLUS 2011 FINANCIAL SUMMARY

independent reserve evaluators. These estimates of future net revenues are based on forecast prices and costs, and are stated prior to the provision of financing and general and administrative expenses and after the deduction of royalties and estimated future capital expenditures. Forecast prices reflect heating values, quality differentials and transportation costs specific to the Company's assets. Estimated future net revenues are discounted using the Company's weighted average cost of capital.

Where the carrying value exceeds the recoverable amount an impairment loss exists and is charged to net income. Impairment losses are first recorded against goodwill within a CGU and the remainder is recorded against the D&P assets.

Reversals of impairments are recognized when events or circumstances that triggered the original impairment have changed. Impairments can only be reversed in future periods up to the carrying amount that would have been determined, net of depletion and depreciation, had no impairment losses been previously recognized. Goodwill impairments are not reversed.

(f) Foreign Currency

(i) Foreign Currency Transactions

Transactions in foreign currencies are generally translated to Canadian dollars at the average exchange rate for the period. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Foreign currency differences arising on translation are recognized in net income in the period in which they arise.

(ii) Foreign Operations

Assets and liabilities of Enerplus' U.S. operations are translated into Canadian dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in the cumulative translation adjustment ("CTA") which is part of accumulated other comprehensive income ("AOCI").

(g) Financial Instruments

Financial instruments are classified into one of five categories: fair value through profit or loss, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities.

(i) Non-Derivative Financial Instrument

Non-derivative financial instruments comprise cash, accounts receivable, accounts payable, dividends payable to shareholders and debt. Cash is classified as "fair value through profit or loss" and is carried at fair value. Accounts receivable are classified as "loans and receivables" and are carried at amortized cost less any allowance for impairment. Accounts payable, dividends payable to shareholders and debt are classified as "other financial liabilities" and are carried at amortized cost using the effective interest method.

Enerplus has certain equity investments in entities involved in the oil and gas industry which are included in other assets on the Consolidated Balance Sheets. These investments are classified as "available-for-sale" and are carried at fair value with changes in fair value recorded in other comprehensive income. The fair value of investments that are publicly traded are determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no public market, fair value is determined using valuation techniques including using recent arm's length market transactions. When investments are ultimately sold any gains or losses are recognized in net income and any unrealized gains or losses previously recognized in other comprehensive income are reversed.

Enerplus capitalizes transaction costs and premiums on long-term debt. These costs are amortized using the effective interest method.

(ii) Derivative Financial Instrument

Enerplus enters into financial derivative contracts in order to manage its exposure to market risks from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Enerplus has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers most of these contracts to be economic hedges. As a result, all financial derivative contracts are classified as "fair value through profit or loss" and are recorded at fair value on the Consolidated Balance Sheets with changes in fair value recorded in net income. The fair values of these derivative instruments are generally based on an estimate of the amounts that would be paid or received to settle these instruments at the balance sheet date.

ENERPLUS 2011 FINANCIAL SUMMARY      41

Enerplus accounts for its physical delivery purchase and sales contracts as executory contracts as they were entered into and continue to be held for the purpose of receipt or delivery of products in accordance with its expected purchase, sale or usage requirements. As such, these contracts are not considered to be derivative financial instruments. Settlements on these physical contracts are recognized in net income over the term of the contracts as they occur.

(h) Goodwill

Enerplus recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The portion of goodwill that relates to its U.S. operations fluctuates due to changes in foreign exchange rates. For the purposes of impairment testing, goodwill is allocated to the CGUs that benefited from the synergies of the respective business combinations and is tested for impairment in conjunction with the CGU on an annual basis. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

(i) Assets Held for Sale

Non-current assets, or disposal groups consisting of assets and liabilities, are classified as held for sale if management intends to sell the assets, the sale is highly probable and the assets are available for immediate sale in their present condition.

Assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell. Any impairments are recognized in net income in the period measured. Non-current assets and disposal groups held for sale are presented in current assets and liabilities within the Consolidated Balance Sheets. Assets held for sale are not depreciated, depleted or amortized.

(j) Share Based Payments

Enerplus uses the Black Scholes option pricing model to calculate the grant date fair value of stock options granted under the Company's stock option plan. This amount is charged to earnings as general and administrative expenses over the vesting period of the options, with a corresponding increase in contributed surplus. When options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to shareholders' capital.

Enerplus recognizes a liability in respect of its cash settled Performance Share and Restricted Share incentive plans, based on their estimated fair value. The liability is re-measured at each reporting date and at settlement date with any changes in the fair value recorded as general and administrative expenses in net income.

(k) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by recognizing the present value of the estimated future cash flows, discounted using a risk-free rate.

(l) Decommissioning Liabilities

Enerplus' oil and gas operating activities give rise to dismantling, decommissioning and site remediation activities. Enerplus recognizes a liability for the estimated present value of the future decommissioning liabilities at each Balance Sheet date. The associated decommissioning cost is capitalized and amortized over the same period as the underlying asset. Changes in the estimated liability resulting from revisions to estimated timing, amount of cash flows, or changes in the discount rate are recognized as a change in the decommissioning liability and related capitalized decommissioning cost.

Amortization of capitalized decommissioning costs is included in depreciation, depletion and amortization in net income. Increases in decommissioning liabilities resulting from the passage of time are recorded as accretion which is included with finance expense in net income. Actual expenditures incurred are charged against the decommissioning liability.

(m) Income Tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in net income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

42      ENERPLUS 2011 FINANCIAL SUMMARY

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, along with any adjustment to tax payable in respect of previous years. Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n) Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

For the diluted net income per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net income. The weighted average number of diluted shares is calculated in accordance with the treasury stock method which assumes that the proceeds received from the exercise of all stock options would be used to repurchase common shares at the average market price.

(o) Recent Pronouncements Issued

The following Standards and Interpretations which have not been applied in these financial statements have been released but not yet effective at December 31, 2011. We are currently evaluating the impact of these standards on our operations and financial position.

•
IFRS 7 Financial Instruments Disclosures – Amendments to this standard are required to be adopted for annual periods beginning January 1, 2013.
•
IFRS 9 Financial Instruments – The standard is required to be adopted for periods beginning January 1, 2015. Portions of the standard remain in development and the full impact of the standard will not be known until the project is complete.
•
IFRS 10 Consolidated Financial Statements – The standard is required to be adopted for periods beginning January 1, 2013.
•
IFRS 11 Joint Arrangements – The standard is required to be adopted for periods beginning January 1, 2013.
•
IFRS 12 Disclosure of Interests in Other Entities – The standard is required to be adopted for periods beginning January 1, 2013.
•
IFRS 13 Fair Value Measurement – The standard is required to be adopted for periods beginning January 1, 2013.
•
IAS 1 Presentation of Items of Other Comprehensive Income – The standard is required to be adopted for periods beginning on or after July 1, 2012.
•
IAS 27 Consolidation and Separate Financial Statements – The standard is required to be adopted for periods beginning January 1, 2013.
•
IAS 28 Investments in Joint Ventures – The standard is required to be adopted for periods beginning January 1, 2013.
•
IAS 32 Financial Instruments Presentation – Amendments to this standard are required to be adopted for annual periods beginning January 1, 2014.

ENERPLUS 2011 FINANCIAL SUMMARY      43

4. E&E ASSETS

Carrying value ($ thousands)	E&E assets

At January 1, 2010	$580,184
Capital spending and acquisitions	1,279,361
Dispositions	(260,697)
Impairment expense	(11,745)
Foreign currency translation adjustment	(41,725)

At December 31, 2010	$1,545,378
Capital spending and acquisitions	620,172
Dispositions	(300,629)
Transfers to Property, Plant and Equipment	(969,036)
Impairment expense, net	(25,401)
Foreign currency translation adjustment	4,315

As at December 31, 2011	$874,799

As at December 31, 2011 the E&E asset balance of $874,799,000 (December 31, 2010 – $1,545,378,000) consists of undeveloped lands and assets that management has not fully evaluated for technical feasibility and commercial viability. The transfer of approximately $969,036,000 of E&E assets to PP&E for the year ended December 31, 2011 primarily relates to U.S. assets in Fort Berthold and the Marcellus.

5. PP&E

Carrying value before accumulated depletion and depreciation ($ thousands)	D&P assets	Office and other	Total

As at January 1, 2010	$4,402,061	$55,639	$4,457,700
Capital spending and acquisitions	269,346	4,004	273,350
Change in decommissioning costs(1)	9,996	–	9,996
Dispositions	(399,354)	–	(399,354)
Foreign currency translation adjustment	(28,610)	(101)	(28,711)

As at December 31, 2010	$4,253,439	$59,542	$4,312,981
Capital spending and acquisitions	500,748	11,264	512,012
Transfers from Exploration and Evaluation	969,036	–	969,036
Change in decommissioning costs(1)	178,943	–	178,943
Dispositions	(38,613)	–	(38,613)
Foreign currency translation adjustment	41,306	210	41,516

As at December 31, 2011	$5,904,859	$71,016	$5,975,875

(1)
Refer to Note 9.
Accumulated Depletion and Depreciation	D&P assets	Office and other	Total

As at January 1, 2010	$–	$37,361	$37,361
Depletion, Depreciation and Amortization	452,183	7,770	459,953
Impairment expense	377,197	–	377,197
Foreign currency translation adjustment	(2,049)	(49)	(2,098)

As at December 31, 2010	$827,331	$45,082	$872,413
Depletion, Depreciation and Amortization	425,806	7,560	433,366
Impairment expense	334,302	–	334,302
Foreign currency translation adjustment	3,760	23	3,783

As at December 31, 2011	$1,591,199	$52,665	$1,643,864

44      ENERPLUS 2011 FINANCIAL SUMMARY

Net carrying value	D&P assets	Office and other	Total

As at January 1, 2010	$4,402,061	$18,278	$4,420,339
As at December 31, 2010	$3,426,108	$14,460	$3,440,568

As at December 31, 2011	$4,313,660	$18,351	$4,332,011

As at December 31, 2011 the Marcellus carry commitment balance remaining was $36,593,000 (US$35,981,000).

6. IMPAIRMENT

($ thousands)	2011	2010

D&P assets	$334,302	$377,197
E&E assets	35,548	11,745
E&E impairment reversal	(10,147)	–
Goodwill	–	316,683

Impairment expense	$359,703	$705,625

The estimated recoverable amounts used for impairment testing were based on the respective assets value in use, calculated using proved plus probable reserves discounted at 10%. D&P asset and goodwill impairments recorded for the years ended December 31, 2011 and 2010 relate to natural gas focused CGU's and reflect lower forecast natural gas prices. The E&E asset impairment of $35,548,000 for the year ended December 31, 2011 relates to expiring undeveloped land. The E&E asset impairment reversal of $10,147,000 for the year ended December 31, 2011 relates to an increase in the estimated recoverable amount for certain E&E assets.

The following table outlines forecasted commodity prices and exchange rates used in Enerplus' CGU impairment tests at December 31, 2011. The forecast commodity prices are consistent with those used by Enerplus' external reserve evaluators.

Year	WTI Crude Oil(1) US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude(1) CDN$/bbl	U.S. Henry Hub Gas price(1) US$/Mcf	Natural Gas 30 day spot @ AECO(1) CDN$/Mcf

2012	$97.50	$0.975	$99.00	$3.75	$3.50
2013	97.50	0.975	99.00	4.50	4.20
2014	100.00	0.975	101.50	5.05	4.70
2015	100.00	0.975	102.30	5.50	5.10
2016	101.70	0.975	103.20	5.95	5.55
Thereafter(2)	+2% yr	0.975	+2% yr	+2% yr	+2% yr

(1)
Prices used in the impairment test were adjusted for commodity price differentials specific to Enerplus.
(2)
Escalation varies after 2016.

7. OTHER ASSETS

Other assets of $207,824,000 (December 31, 2010 – $150,710,000, January 1, 2010 – $88,324,000) represent Enerplus' marketable securities portfolio. For the year ended December 31, 2011 the change in fair value of these investments represented an unrealized gain of $58,555,000 ($50,658,000 net of tax). For the year ended December 31, 2010 the change in fair value of these investments represented an unrealized gain of $61,370,000 ($52,711,000 net of tax).

ENERPLUS 2011 FINANCIAL SUMMARY      45

8. DEBT

($ thousands)	December 31, 2011	December 31, 2010	January 1, 2010

Current:
Current portion of long-term debt	$46,808	$45,845	$36,631

	46,808	45,845	36,631

Long-term:
Bank credit facility	$446,182	$234,713	$–
Senior notes
CDN$40 million (Matures June 18, 2015)	40,000	40,000	40,000
US$40 million (Matures June 18, 2015)	40,680	39,784	41,864
US$225 million (Matures June 18, 2021)	228,825	223,785	235,485
US$54 million (Matures October 1, 2015)(1)	32,951	42,967	56,516
US$175 million (Matures June 19, 2014)(1)	71,648	105,311	148,411

	860,286	686,560	522,276

Total debt	$907,094	$732,405	$558,907

(1)
A portion of which is classified as current.

Bank Credit Facility

During the fourth quarter of 2011 Enerplus renewed its unsecured, covenant-based bank credit facility for a three year term, maturing October 13, 2014. Drawn fees range between 160 and 325 basis points over bankers' acceptance rates, with current borrowing costs of 160 basis points. Standby fees on the undrawn portion of the facility are based on 20% of the drawn pricing. The Company has the ability to request an extension of the facility each year or repay the entire balance at the end of the term. At December 31, 2011 Enerplus had $446,182,000 drawn and was in compliance with all covenants under the facility. During 2011 a fee of $750,000 was paid to extend the facility. The weighted average interest rate on the facility for the year ended December 31, 2011 was 2.7% (December 31, 2010 – 2.3%)

Senior Notes

On June 19, 2011 Enerplus made its second principal repayment on the US$175 million senior notes and associated cross currency interest rate swap principal settlement for a total of $53,666,000. On October 1, 2011 Enerplus made its first principal repayment and associated foreign exchange swap settlement on the US$54 million senior notes for a total of $10,976,000.

The terms and rates of the Company's outstanding senior notes are detailed below:

Issue Date	Original Principal ($ thousands)	Remaining Principal ($ thousands)	Coupon Rate	Interest Payment Dates	Maturity Date	Term

June 18, 2009	CDN$40,000	CDN$40,000	6.37%	June 18 and December 18	June 18, 2015	Bullet payment on maturity
June 18, 2009	US$40,000	US$40,000	6.82%	June 18 and December 18	June 18, 2015	Bullet payment on maturity
June 18, 2009	US$225,000	US$225,000	7.97%	June 18 and December 18	June 18, 2021	Principal payments required in 5 equal annual installments beginning June 18, 2017
October 1, 2003	US$54,000	US$43,200	5.46%	April 1 and October 1	October 1, 2015	Principal payments required in 5 equal annual installments beginning October 1, 2011
June 19, 2002	US$175,000	US$105,000	6.62%	June 19 and December 19	June 19, 2014	Principal payments required in 5 equal annual installments beginning June 19, 2010

9. DECOMMISSIONING LIABILITY

Enerplus has estimated the net present value of its decommissioning liability to be $563,763,000 at December 31, 2011 compared to $392,709,000 at December 31, 2010, based on a total undiscounted liability of $644,922,000 and $590,177,000 respectively. The

46      ENERPLUS 2011 FINANCIAL SUMMARY

decommissioning liability was calculated using a risk free rate of 2.49% at December 31, 2011 (December 31, 2010 – 3.52%). The majority of the change in estimates relates to changes in the risk free rate used to calculate the present value of the liability. The change in capitalized decommissioning costs for the year ended December 31, 2011 was $178,943,000 (December 31, 2010 – $9,996,000).

($ thousands)	December 31, 2011	December 31, 2010

Decommissioning liability, beginning of year	$392,709	$385,885
Change in estimates	174,807	59,731
Property acquisition and development activity	4,828	6,894
Dispositions	(692)	(56,629)

	178,943	9,996
Decommissioning expenditures	(21,656)	(17,240)
Accretion	13,803	14,224
Foreign currency translation adjustment	(36)	(156)

Decommissioning liability, end of year	$563,763	$392,709

10. FINANCE EXPENSE

($ thousands)	2011	2010

Realized:
Interest on bank debt and senior notes	$47,049	$41,935
Unrealized:
Cross currency interest rate swap (gain)/loss	355	2,776
Interest rate swap (gain)/loss	(2,037)	(2,424)
Premium and transaction cost amortization	1,269	204
Accretion of decommissioning liability	13,803	14,224
Change in fair value of EELP units	–	12,759

Finance Expense	$60,439	$69,474

11. FOREIGN EXCHANGE

($ thousands)	2011	2010

Realized:
Foreign exchange (gain)/loss	$18,421	$28,023
Unrealized:
Translation of U.S. dollar debt (gain)/loss	7,185	(25,549)
Cross currency interest rate swap (gain)/loss	(15,133)	(5,017)
Foreign exchange swaps (gain)/loss	(6,257)	1,612

Foreign exchange (gain)/loss	$4,216	$(931)

ENERPLUS 2011 FINANCIAL SUMMARY      47

12. INCOME TAXES

The deferred tax liability on the balance sheet arises as a result of the following temporary differences:

	Deferred Tax Liability/(Asset)
($ thousands)	December 31, 2011	December 31, 2010	January 1, 2010

PP&E and E&E assets	$929,494	$792,656	$803,916
Tax loss carry-forwards and other credits	(354,513)	(216,840)	(129,865)
Decommissioning liability	(144,937)	(105,018)	(102,257)
Long-Term debt	12,807	10,750	7,544
Investments in other entities	27,156	19,925	14,557
Deferred financial assets and credits	(9,209)	(5,651)	(984)
Other assets and liabilities	(8,128)	(11,037)	(4,582)

Deferred tax liability/(asset)	$452,670	$484,785	$588,329

Deferred tax assets have not been recognized for realized capital losses in Canada for approximately $1.1 billion at December 31, 2011 (December 31, 2010 – $1.2 billion) as it is not probable that future taxable capital gains will be available against which the company can utilize the losses. These losses have an indefinite carry-forward period.

The Company has income tax filings that are subject to audit and potential reassessment whereby the audit findings may impact the Company's tax liability. The Company does not anticipate adjustments arising from these audits that would materially affect its financial position and believes that it has adequately provided for current and deferred income taxes.

The following provides a reconciliation of effective tax expense:

($ thousands)	2011	2010

Income/(loss) before taxes	$142,002	$(311,176)

Income tax expense at the applicable Canadian rate of 26.82% (39% for 2010)(1)	$38,085	$(121,359)
Net income attributed to the Fund	–	(121,239)
Non (taxable)/deductible expenses or impairments	–	123,976
Recovery due to change in tax rate on undistributed profits	(34,118)	–
Effect of tax rates in foreign jurisdictions	34,312	(21,549)
Effect of differences from applicable tax rate	2,163	53,438
Recognition of realized capital losses	(11,688)	(37,620)
Non (taxable) deductible portion of (Gains) or Losses	(364)	(7,266)
Change in Estimate	873	(9,426)
Other	3,302	9,151

Tax expense/(recovery)	$32,565	$(131,894)

(1)
The applicable rate consists of the combined Federal and Provincial statutory corporate tax rates in Canada for the year ended December 31, 2011 and the rate applicable to undistributed profits for the Fund in Canada for the year ended December 31, 2010.

For the year ended December 31, 2011 the company recorded a $2.4 million provision (December 31, 2010 – $16.6 million) and charge to tax expense during the year with respect to an ongoing income tax audit of a predecessor company from a prior acquisition.

48      ENERPLUS 2011 FINANCIAL SUMMARY

The detail of the Company's tax expense is as follows:

For the year ended December 31, 2011 ($ thousands)	Canadian	U.S.	Total

Current tax expense/(recovery)	$569	$80,626	$81,195

Deferred tax expense/(recovery)
Changes in temporary differences	$(110,239)	99,237	(11,002)
Recognition of previously unrecognized tax losses	(11,688)	(25,940)	(37,628)

	(121,927)	$73,297	(48,630)

Total tax expense/(recovery)	$(121,358)	$153,923	$32,565

For the year ended December 31, 2010 ($ thousands)	Canadian	U.S.	Total

Current tax expense/(recovery)	$16,600	$(46,975)	$(30,375)

Deferred tax expense/(recovery)
Changes in temporary differences	(134,079)	70,180	(63,899)
Recognition of previously unrecognized tax losses	(37,620)	–	(37,620)

	(171,699)	70,180	(101,519)

Total tax expense/(recovery)	$(155,099)	$23,205	$(131,894)

13. KEY MANAGEMENT PERSONNEL EXPENSE

Key management personnel are comprised of all officers and directors of the Company.

($ thousands)	2011	2010

Salaries, benefits and other	$9,601	$9,967
Equity based compensation(1)	12,384	11,002

Total Personnel Expenses	$21,985	$20,969

(1)
Includes costs related to the stock option and long term incentive plans.

14. SHAREHOLDERS' CAPITAL

Effective January 1, 2011, pursuant to the Plan of Arrangement, former unitholders of the Fund received one common share in Enerplus Corporation in exchange for each trust unit held and 0.425 of a common share in Enerplus Corporation for each exchangeable partnership unit of EELP held. On January 1, 2011, all outstanding securities of the Fund and EELP were cancelled. For comparative purposes, references to share capital and stock option plan refer to trust units and the trust unit rights incentive plan ("TURIP") that were outstanding during 2010 and subsequently converted into share capital and stock options under the Plan of Arrangement.

Under IFRS, EELP units and trust unit rights were considered liabilities and were recorded on the consolidated balance sheet at their amortized fair value. Upon conversion to a corporation on January 1, 2011 these liabilities were effectively converted into equity and the EELP liability of $44,387,000 was recorded to share capital and the trust unit rights liability of $20,156,000 was recorded to contributed surplus.

Pursuant to the Plan of Arrangement, Shareholders' Capital was reduced by the amount of the accumulated deficit of the Company on December 31, 2010 of $2,314,775,000.

On February 8, 2012 Enerplus issued 14,708,500 common shares for gross proceeds of $344,914,000 ($330,618,000 net of issuance costs).

ENERPLUS 2011 FINANCIAL SUMMARY      49

(a) Share Capital

	2011		2010

Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount

Balance, beginning of year	176,946	$5,639,380	174,349	$5,576,763
Corporate Conversion:
Reclassification of EELP units (non-cash)	1,703	44,387	–	–
Reclassification of Accumulated Deficit (non-cash)	–	(2,314,775)	–	–
Issued for cash:
Dividend reinvestment plan	1,928	52,375	1,212	28,781
Pursuant to stock option plan	582	11,626	375	6,638
Non-cash:
Pursuant to stock option plan	–	9,371	–	3,014
Conversion of EELP units	–	–	1,010	24,184

Balance, end of period	181,159	$3,442,364	176,946	$5,639,380

(b) Dividends

For the years ended December 31, 2011 and December 31, 2010 Enerplus paid dividends of $0.18 per share per month. Total dividends for 2011 were $388,904,000 and $384,127,000 for 2010.

(c) Stock Option Plan

In connection with the Plan of Arrangement, Enerplus assumed all of the obligations of the Fund in respect of outstanding trust unit rights and no further grants will be made under the trust unit rights incentive plan. Outstanding trust unit rights were adjusted to entitle rights holders to purchase common shares of Enerplus in lieu of trust units on a one-for-one basis. No adjustments were made to exercise prices or vesting terms and the declining strike price mechanism will continue for these rights. Under IFRS outstanding trust unit rights were considered liabilities and were recorded on the consolidated balance sheet at fair value at each reporting period with any changes in fair value recorded to net income. On the January 1, 2011 conversion, outstanding rights ceased being liabilities and became equity based awards. As a result, the amortized fair value of $20,156,000 was reclassified from a liability to contributed surplus and their remaining unamortized fair value of $11,041,000 will be expensed over the vesting period of the rights. During 2011, $8,098,000 of the unamortized fair value was expensed resulting in an unamortized fair value of $2,943,000 as at December 31, 2011. When the rights are exercised, the proceeds together with the amount recorded to contributed surplus, are recorded to shareholders' capital.

A new stock option plan for employees and officers of Enerplus was approved by shareholders in conjunction with the Plan of Arrangement. Options granted under the plan vest over a three year period and expire seven years after the grant date. The exercise price is equal to the market price at the time of the grant and there is no declining strike price mechanism. Enerplus uses the Black Scholes model to estimate the fair value of options granted under the plan. Previously, Enerplus used a binomial lattice model to estimate the fair value of rights granted under the trust unit rights incentive plan.

The following assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

Weighted average for the period	December 31, 2011	December 31, 2010(1)	January 1, 2010(1)

Dividend yield	7.14%	7.12%	9.13%
Volatility	35.00%	44.23%	44.22%
Risk-free interest rate	2.34%	2.23%	2.48%
Forfeiture rate(2)	9.4%	12.50%	12.40%
Expected life	4.5 years	3.4 years	3.9 years
Right's exercise price reduction	$–	$0.74	$1.41

(1)
Refers to the previous trust unit rights plan and calculated using a binomial lattice model.
(2)
The estimated forfeiture rate is adjusted for actual forfeitures throughout the vesting period.

50      ENERPLUS 2011 FINANCIAL SUMMARY

The weighted average grant date fair value of options granted in 2011 was $4.77 (December 31, 2010 – $4.04). At December 31, 2011, 1,932,000 options were exercisable at a weighted average reduced exercise price of $33.86 with a weighted average remaining contractual term of 3.3 years, giving an aggregate intrinsic value of $4,446,000 (December 31, 2010 – $3,907,000).

For the year ended December 31, 2011, 582,000 options were exercised at a weighted average reduced exercise price of $19.97. The weighted average share price during the period was $28.76.

For the year ended December 31, 2011 Enerplus expensed a total of $12,330,000 of stock based compensation, which is included in general and administrative expenses. The total unamortized fair value of $6,854,000 at December 31, 2011 will be recognized in net income over the remaining vesting period. Activity for the periods is as follows:

	Year ended December 31, 2011		Year ended December 31, 2010
	Number of Options (000's )	Weighted Average Exercise Price(1)	Number of Options (000's )	Weighted Average Exercise Price(1)

Options outstanding
Beginning of year	5,457	$32.11	5,250	$34.84
Granted	2,154	30.27	1,749	23.60
Exercised	(582)	19.97	(375)	17.50
Forfeited and expired	(1,931)	40.90	(1,167)	36.28

End of period	5,098	$29.41	5,457	$32.11

Options exercisable at the end of period	1,932	$33.86	2,565	$42.27

(1)
Exercise price reflects grant prices less any reduction in strike price for outstanding rights under the rights incentive plan.

The following table summarizes the Contributed Surplus activity for the year:

($ thousands)	2011	2010

Balance, beginning of year	$3,795	$3,795
Reclassification of trust unit rights liability	20,156	–
Stock option plan – exercised	(9,371)	–
Stock option plan – expensed	12,330	–

Balance, end of year	$26,910	$3,795

The following table summarizes the Contributed Surplus balance at the end of the period:

($ thousands)	2011	2010

Cancelled shares	$3,795	$3,795
Stock option plan	23,115	–

Balance, end of year	$26,910	$3,795

ENERPLUS 2011 FINANCIAL SUMMARY      51

The following table summarizes information with respect to outstanding options as at December 31, 2011:

Options Outstanding at December 31, 2011 (000's)	Original Exercise Price	Exercise Price after(1) Price Reductions	Expiry Date December 31	Options Exercisable at December 31, 2011 (000's)

15	$56.55	$50.83	2012	15
70	54.21	48.99	2012	70
26	56.00	51.29	2012	26
64	52.90	48.70	2012	64
42	48.86	45.16	2012 - 2013	42
174	50.25	47.06	2012 - 2013	174
36	45.14	42.46	2012 - 2013	36
4	38.70	36.54	2012 - 2013	4
659	42.05	40.40	2012 - 2014	659
42	47.19	45.97	2012 - 2014	42
12	38.76	37.95	2012 - 2014	12
5	23.58	23.36	2012 - 2014	5
811	17.11	17.11	2013 - 2015	413
13	25.97	25.97	2013 - 2015	7
6	22.76	22.76	2013 - 2015	4
1	23.65	23.65	2013 - 2015	1
1,213	23.58	23.58	2014 - 2016	344
28	23.05	23.05	2014 - 2016	8
11	24.30	24.30	2014 - 2016	4
5	30.32	30.32	2014 - 2016	2
1,725	30.40	30.40	2018	–
17	30.64	30.64	2018	–
53	30.26	30.26	2018	–
25	27.43	27.43	2018	–
41	25.70	25.70	2018	–

5,098	$29.94	$29.41		1,932

(1)
Exercise price reductions are only applicable to the predecessor trust unit rights plan.

(d) Basic and Diluted Earnings per Share

Net income per share has been determined based on the following:

(thousands of units)	2011	2010

Weighted average shares	179,889	175,736
Dilutive impact of options	456	241

Diluted shares	180,345	175,977

(e) Long-Term Incentive Plans

In conjunction with the Plan of Arrangement Enerplus assumed all of the obligations of the Fund under the Restricted Share Unit ("RSU") plan for employees and adopted a Performance Share Unit ("PSU") plan for management and executives.

Under the RSU plan employees receive cash compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and vests one-third each year for three years. Upon vesting, plan participants receive a cash payment based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

Under the PSU plan executives and management receive cash compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and they vest at the end of three years. Upon vesting, the plan participant receives a cash payment based on the value of the underlying shares plus notional accrued dividends. The payment is subject to a multiplier that ranges from 0.5 to 2.0 depending on the performance of Enerplus compared to a group of peers over the vesting period.

52      ENERPLUS 2011 FINANCIAL SUMMARY

For the year ended December 31, 2011 the Company recorded cash compensation costs of $13,827,000 (December 31, 2010 – $17,580,000) which were included in general and administrative expenses. At December 31, 2011 the long term incentive plans had a liability balance of $21,254,000 (December 31, 2010 – $27,747,000) which is included in accounts payable on the balance sheet.

The following table summarizes the PSU and RSU activity for the year ended December 31, 2011:

(thousands of units)	Number of PSUs	Number of RSUs

Balance, beginning of year	–	999
Granted	193	484
Vested	(7)	(426)
Forfeited	(16)	(162)

Balance, end of year	170	895

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

Enerplus' non-derivative financial instruments include accounts receivable, accounts payable, marketable securities, dividends payable, bank indebtedness and long-term debt. Refer to Note 3 for details relating to Enerplus' significant accounting policies for recognition and measurement of financial instruments.

(i) Accounts Receivable, Accounts Payable, Dividends Payable and Bank Credit Facilities

As at December 31, 2011 the carrying value of accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value.

(ii) Marketable Securities

Enerplus has assessed the relative inputs used in the determination of the fair value of its marketable securities. Enerplus' publicly traded marketable securities are classified as level 1 and Enerplus' marketable securities in private companies are classified as level 3. The inputs used in determining the fair value of private company securities are based on recent market transactions.

As at December 31, 2011 the fair value of Enerplus' marketable securities was $207,824,000 (December 31, 2010 – $150,710,000), including marketable securities in private companies of $202,882,000 (December 31, 2010 – $149,967,000) and marketable securities in public companies of $4,942,000 (December 31, 2010 – $743,000). For the years ended December 31, 2011 and 2010 the change in fair value of Enerplus' marketable securities represented a gain of $58,555,000 ($50,658,000 net of tax) and a gain of $61,600,000 ($52,711,000 net of tax) respectively. During 2011 Enerplus sold publicly traded marketable securities for proceeds of $1,544,000 and recognized a gain of $103,000.

(iii) Debt

Senior Notes

The following table details carrying values and fair values of Enerplus' senior notes:

Original Principal ($ thousands)	Remaining Principal	Reported CDN$ Carrying Value	CDN$ Fair Value

CDN$40,000	CDN$40,000	$40,000	$44,122
US$40,000	US$40,000	40,680	46,101
US$225,000	US$225,000	228,825	289,198
US$54,000	US$43,200	43,934	47,483
US$175,000	US$105,675	107,473	113,522

		$460,912	$540,426

ENERPLUS 2011 FINANCIAL SUMMARY      53

(b) Fair Value of Derivative Financial Instruments

Enerplus has assessed the relative inputs used in the determination of the fair value of all derivative financial instruments and has determined that a fair value classification of level 2 is appropriate for each of the instruments. A level 2 assignment is appropriate where observable inputs other than quoted prices are used in the fair value determination.

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At December 31, 2011 a current deferred financial asset of $2,312,000, a current deferred financial credit of $35,711,000, a non-current deferred financial asset of $6,585,000 and a non-current deferred financial credit of $31,820,000 are recorded on the Consolidated Balance Sheets.

The following table summarizes the fair value as at December 31, 2011 and change in fair value for the year ended December 31, 2011.

	Interest Rate	Cross Currency Interest Rate	Foreign Exchange		Electricity		Commodity Derivative Instruments
($ thousands)	Swaps	Swap	Swaps		Swaps		Oil	Gas		Total

Deferred financial assets/(liabilities), beginning of year	$(3,640)	$(61,095)	$385		$(501)		$(38,344)	$12,641		$(90,554)
Change in fair value gain/(loss)	2,037 (1)	14,778 (2)	6,257	(3)	2,756	(4)	18,733 (5)	(12,641)	(5)	31,920

Deferred financial assets/(liabilities), end of year	$(1,603)	$(46,317)	$6,642		$2,255		$(19,611)	$–		$(58,634)

Balance Sheet classification:
Current assets/(liabilities)	$(1,099)	$(15,001)	$57		$2,255		$(19,611)	$–		$(33,399)
Non-current assets/(liabilities)	$(504)	$(31,316)	$6,585		$–		$–	$–		$(25,235)

Total	$(1,603)	$(46,317)	$6,642		$2,255		$(19,611)	$–		$(58,634)

(1)
Recorded in finance expense.
(2)
Recorded in foreign exchange expense (gain of $15,133) and finance expense (loss of $355).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in commodity derivative instruments (see below).

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

($ thousands)	2011	2010

Change in fair value of commodity derivative instruments gain/(loss)	$6,092	$(25,723)
Net realized cash gain/(loss)	(33,184)	49,719

Commodity derivative instruments gain/(loss)	$(27,092)	$23,996

(c) Risk Management

(i) Market Risk

Market risk is comprised of commodity price risk, currency risk and interest rate risk.

Commodity Price Risk

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts considered appropriate to a maximum of 80% of forecasted production volumes net of royalties.

54      ENERPLUS 2011 FINANCIAL SUMMARY

Crude Oil Instruments

At December 31, 2011 the fair value of Enerplus' crude oil derivative contracts represented a liability of $19,611,000 and the change in fair value of these contracts during 2011 represented an unrealized gain of $18,733,000.

The following table summarizes Enerplus' crude oil risk management positions at February 10, 2012:

Instrument Type	bbls/day	US$/bbl(1)

Jan 1, 2012 – Dec 31, 2012
WTI Swap	17,500	95.83
WTI Purchased Put	1,000	103.00
WTI Purchased Call	1,000	103.00
WTI Sold Put	2,000	65.00
WTI Sold Call	1,000	133.00
Brent – WTI Spread	3,500	13.82
Jan 1, 2013 – Dec 31, 2013
WTI Swap	3,000	101.20
WTI Purchased Call	1,000	102.95
WTI Sold Put	1,000	63.00

(1)
Swap transactions with a common term have been aggregated and presented as the weighted average price/bbl.

In addition to the above, Enerplus has entered into a monthly swap for 2,000 bbls/day for 2013 where Enerplus will pay the prompt month contract average price and receive the second month contract average price plus a spread of US$0.35/bbl.

The following sensitivities show the impact to after-tax net income of the respective changes in forward crude oil prices as at December 31, 2011 on Enerplus' outstanding crude oil contracts at that time with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in forward prices	25% increase in forward prices

Crude oil derivative contracts	$116,828	$(111,680)

Electricity

Enerplus is subject to electricity price fluctuations and it manages this risk by entering into forward fixed rated electricity derivative contracts on a portion of its electricity requirements. At December 31, 2011 the fair value of Enerplus' electricity contracts represented an asset of $2,255,000 and the change in fair value of these contracts during 2011 represented an unrealized gain of $2,756,000. The Company's outstanding electricity derivative contracts at February 10, 2012 are summarized below:

Instrument Type	MWh	CDN$/Mwh

Jan 1, 2012 – Dec 31, 2012
AESO Power Swap	10.0	50.45

Jan 1, 2013 – Dec 31, 2013
AESO Power Swap	3.0	75.25

Currency Risk

Enerplus is exposed to currency risk in relation to its U.S. dollar denominated senior notes and U.S. dollar denominated working capital held in Canada. Enerplus manages the currency risk relating to its senior notes through the derivative instruments detailed below.

Cross Currency Interest Rate Swap ("CCIRS")

Concurrent with the issuance of the US$175,000,000 senior notes on June 19, 2002, Enerplus entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional

ENERPLUS 2011 FINANCIAL SUMMARY      55

amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%. The CCIRS matures between June 2012 and June 2014 in conjunction with the remaining principal repayments on the notes.

Foreign Exchange Swaps

In September 2007 Enerplus entered into foreign exchange swaps on US$54,000,000 of notional debt at an average US$/CDN$ foreign exchange rate of 0.98. These foreign exchange swaps mature between October 2012 and October 2015 in conjunction with the remaining principal repayments on the US$54,000,000 senior notes.

During 2011 Enerplus entered into foreign exchange swaps on US$175,000,000 of notional debt at approximately par. These foreign exchange swaps mature between June 2017 and June 2021 in conjunction with the principal repayments on the US$225,000,000 senior notes.

The following sensitivities show the impact to after-tax net income of the respective changes in the period end and applicable forward foreign exchange rates as at December 31, 2011, with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	10% weakening of CDN$ relative to US$	10% strengthening of CDN$ relative to US$

Translation of U.S. dollar denominated debt	$(36,438)	$36,438
Translation of U.S. dollar denominated working capital	(2,939)	2,939

Total	$(39,377)	$39,377

	Increase/(decrease) to after-tax net income
($ thousands)	10% weakening of CDN$ relative to US$	10% strengthening of CDN$ relative to US$

Foreign exchange swaps	$14,302	$(14,001)
Cross currency interest rate swap(1)	7,534	(15,069)

Total	$21,836	$(29,070)

(1)
Represents change due to foreign exchange rates only

Interest Rate Risk

Enerplus' cash flows are impacted by fluctuations in interest rates as advances under the bank facility and payments made under the CCIRS are based on floating interest rates. To manage a portion of this interest rate risk, Enerplus has entered into interest rate swaps on $70,000,000 of notional debt at rates varying from 3.70% to 4.10% that mature between January 2012 and July 2013.

If interest rates change by 1%, either lower or higher, on Enerplus' effective outstanding variable rate debt at December 31, 2011 with all other variables held constant, Enerplus' after-tax net income for a year would change by $3,929,000.

The following sensitivities show the impact to after-tax net income of the respective changes in the applicable forward interest rates as at December 31, 2011, with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% increase in forward interest rates	25% decrease in forward interest rates

Interest rate swaps	$150	$(150)
Cross currency interest rate swap(1)	(512)	512

Total	$(362)	$362

(1)
Represents change due to interest rates only

56      ENERPLUS 2011 FINANCIAL SUMMARY

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor a counterparty's credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets as well as the fair value of its derivative financial assets. At December 31, 2011 approximately 98% of Enerplus' marketing receivables were with companies considered investment grade or just below investment grade.

At December 31, 2011 approximately $4,826,000 or 3.9% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production or net paying when the accounts are with joint venture partners. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at December 31, 2011 was $2,895,000 (December 31, 2010 – $3,022,000).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends to shareholders, access to capital markets, as well as acquisition and divestment activity. Enerplus commonly measures its debt levels relative to its "debt-to-funds flow ratio" which is defined as long-term debt (net of cash) divided by the trailing twelve-month funds flow. Enerplus defines funds flow as cash flow from operating activities before changes in non-cash operating working capital and decommissioning expenditures. The debt-to-funds flow ratio represents the time period, expressed in years, it would take to pay off the debt if funds flow remained constant and no further capital investments were made or dividends paid.

Enerplus' five-year history of debt-to-funds flow is illustrated below:

	2011	2010	2009(1)	2008(1)	2007(1)

Debt-to-Funds Flow Ratio	1.6x	1.0x	0.6x	0.5x	0.8x

(1)
Prepared in accordance with Canadian GAAP.

ENERPLUS 2011 FINANCIAL SUMMARY      57

16. COMMITMENTS AND CONTINGENCIES

(a) Pipeline and Rail Transportation

Enerplus has contracted to transport 217 MMcf/day of natural gas in Canada with contract terms that range anywhere from one month to five years.

Transportation for Enerplus' Bakken crude oil in the US has been contracted for 1,000 bbl/day until May 2016 with an additional 7,500 bbl/day beginning January 1, 2013 through December 2017.

(b) Office Lease

Enerplus has office lease commitments for both its Canadian and U.S. operations that expire in 2019. Annual costs of these lease commitments include rent and operating fees.

(c) Guarantees

(i)
Corporate indemnities have been provided by Enerplus to all directors and certain officers for various items including costs to settle suits or actions due to their association with Enerplus. Enerplus has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of Enerplus.

(ii)
Enerplus may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents Enerplus from making a reasonable estimate of the maximum potential amounts that may be required to be paid.

(d) Capital Expenditures

In conjunction with the Marcellus acquisition on September 1, 2009, Enerplus committed to pay 50% of the operator's future drilling and completion costs up to an aggregate amount of US$246,600,000. The outstanding commitment balance at December 31, 2011 is approximately US$35,981,000. Enerplus expects that the remainder of the commitment will be incurred during 2012.

The Company has contracts for two drilling rigs, one with related fracturing services, for its U.S. Fort Berthold operations until the first quarter of 2013 with a monthly commitment of $5,000,000. Enerplus has extended one of the drilling rigs until September 2014 with a monthly commitment of $350,000.

In Canada the Company has contracts securing two drilling rigs until September 2012 with one drilling rig extending until September 2013 with monthly commitments for each rig being between $120,000 and $150,000.

58      ENERPLUS 2011 FINANCIAL SUMMARY

Enerplus has the following minimum annual commitments at December 31, 2011:

		Minimum Annual Commitment Each Year					Total Committed
($ thousands)(1)	Total	2012	2013	2014	2015	2016	after 2016

Accounts payable(2)	$422,666	$422,666	$–	$–	$–	$–	$–
Dividends payable(3)	32,609	32,609	–	–	–	–	–
Bank credit facility(4)	446,182	–	–	446,182	–	–	–
Senior notes(4)(5)	510,748	64,641	64,641	64,641	91,656	–	225,169
Transportation commitments	89,691	16,761	21,706	18,583	15,969	8,487	8,185
Processing commitments	3,419	2,433	302	249	249	–	186
Marcellus carry commitment(6)	36,593	36,593	–	–	–	–	–
Drilling and completions	84,771	63,465	18,312	2,994	–	–	–
Decommissioning liability(6)	644,922	24,000	20,000	20,000	20,000	20,000	540,922
Office leases	89,613	13,055	13,809	13,302	10,273	10,296	28,878

Total commitments(7)	$2,361,214	$676,223	$138,770	$565,951	$138,147	$38,783	$803,340

(1)
US$ commitments have been converted to CDN$ using the December 31, 2011 foreign exchange rate of 0.9833.
(2)
Accounts payable are generally settled between 30 and 90 days from the balance sheet date.
(3)
Dividends declared but not paid at December 31, 2011.
(4)
Interest payments have not been included.
(5)
Includes the economic impact of derivative instruments directly related to the senior notes (CCIRS and foreign exchange swap – see Note 15).
(6)
Based upon current spending estimates.
(7)
Crown and surface royalties, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

Subsequent to December 31, 2011 Enerplus secured additional transportation capacity for our U.S. Bakken crude oil as the Company entered into a two year firm commitment for rail capacity to the U.S. Gulf Coast commencing February 2012 for 6,000 bbl/day through January 2013 and 4,000 bbl/day for February 2013 through January 2014. After this agreement Enerplus has aggregate transportation capacity of approximately 7,000 bbl/day for 2012, 12,500 bbl/day for 2013, 8,500 bbl/day for 2014 to 2016 and 7,500 bbl/day for 2017.

17. GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2011 ($ thousands)	Canada	U.S.	Total

Oil and gas revenue	$955,722	$408,004	$1,363,726
Exploration & Evaluation Assets	339,611	535,188	874,799
Plant, property and equipment	2,762,457	1,569,554	4,332,011
Goodwill	2,795	151,896	154,691

As at and for the year ended December 31, 2010 ($ thousands)	Canada	U.S	Total

Oil and gas revenue	$1,036,601	$290,539	$1,327,140
Exploration & Evaluation Assets	303,715	1,241,663	1,545,378
Plant, property and equipment	2,931,719	508,849	3,440,568
Goodwill	2,795	148,550	151,345

ENERPLUS 2011 FINANCIAL SUMMARY      59

18. TRANSITION TO IFRS

These Consolidated Financial Statements have been prepared in accordance with IFRS. Enerplus has applied IFRS 1, "First-time Adoption of International Financial Reporting Standards" as issued by the IASB. Prior to the adoption of IFRS, Enerplus prepared its annual Consolidated Financial Statements in accordance with Canadian GAAP.

IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date along with subsequent comparative periods and, aside from the IFRS 1 exemptions available at the date of transition, retrospective application of IFRS accounting policies at the date of transition. In addition, IFRS requires the application of consistent accounting policies for all the periods presented.

To assist with the transition to IFRS the provisions of IFRS allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRS. Enerplus has applied the following exemptions:

  Property, Plant and Equipment – This exemption allows companies that followed the Canadian GAAP full cost accounting guideline to allocate their historic net PP&E to CGUs on the date of transition. Enerplus has allocated PP&E into CGUs in Canada and the U.S., based on proved plus probable reserve values as at January 1, 2010.

  Business Combinations – This is an optional exemption to the requirement to retroactively restate any past business combinations recorded under Canadian GAAP. Enerplus applied this exemption and therefore will not be retroactively restating past business combinations.

  Cumulative Translation Adjustment ("CTA") – IFRS 1 provides an optional exemption to the requirement to retroactively restate CTA and instead allows entities to eliminate the CTA balance as of the date of transition. Enerplus applied this exemption and set CTA to zero at January 1, 2010 which increased the accumulated deficit by approximately $82 million.

  Borrowing Costs – This exemption allows entities to be exempt from capitalizing interest on qualifying assets where active development commenced before January 1, 2010. Enerplus' Kirby oil sands asset, which was sold in October 2010, would be considered a "qualifying asset" on January 1, 2010. As a result of applying the exemption no interest was capitalized for Kirby.

The adoption of IFRS has had no impact on the Company's net increase or decrease in cash for any given period. As a result, although the changes made to the Consolidated Balance Sheets, Consolidated Income Statements and Consolidated Statements of Comprehensive Income resulted in reclassifications of various amounts on the Consolidated Statement of Cash Flows, no Consolidated Statement of Cash Flows has been included in this Note. The financial statements listed below have been restated to comply with IFRS. Certain amounts may differ from the reported consolidated financial statements due to rounding.

  •
  Consolidated Balance Sheets as at:

    •
    January 1, 2010; and

    •
    December 31, 2010.
  •
  Consolidated Income Statement for the period ended:

    •
    December 31, 2010.
  •
  Consolidated Statement of Comprehensive Income for the period ended:

    •
    December 31, 2010.

60      ENERPLUS 2011 FINANCIAL SUMMARY

Consolidated Balance Sheet

		IFRS Adjustments
As at January 1, 2010 (Cdn $ millions)	Previous GAAP	E&E	Impairment	Other Assets	Decommis- sioning Liability	EELP Units	TURIP	Foreign Exchange	Income Tax	IFRS

		(Note a)	(Note d)	(Note j)	(Note e)	(Note i)	(Note i)	(Note g)	(Note f)
Assets
Current Assets
Cash	$74	$–	$–	$–	$–	$–	$–	$–	$–	$74
Accounts receivable	142									142
Deferred financial assets	20									20
Deferred taxes	5								(5)	–
Other current	5									5

	246	–	–	–	–	–	–	–	(5)	241

Exploration and evaluation assets	–	580								580
Property, plant and equipment	5,000	(580)								4,420
Goodwill	607		(130)							477
Deferred financial assets	2									2
Other assets	50			39						89

	5,659	–	(130)	39	–	–	–	–	–	5,568

	$5,905	$–	$(130)	$39	$–	$–	$–	$–	$(5)	$5,809

Liabilities
Current Liabilities
Accounts Payable	$257									$257
Dividends Payable	32									32
Current portion of long term debt	37									37
Deferred financial credits	37									37

	363	–	–	–	–	–	–	–	–	363

Long term debt	522									522
Deferred financial credits	55									55
Deferred income taxes	562			5	(42)				64	589
Decommissioning liability	230				155					385
EELP units	–					56				56
TURIP	–						9			9

	1,369	–	–	5	113	56	9	–	64	1,616

Equity
Shareholders' capital	5,689					(113)				5,576
Contributed Surplus	26						(22)			4
Accumulated deficit	(1,460)		(130)	34	(113)	57	13	(82)	(69)	$(1,750)
Accumulated other comprehensive income/(loss)	(82)							82		–

	4,173	–	(130)	34	(113)	(56)	(9)	–	(69)	3,830

	$5,905	$–	$(130)	$39	$–	$–	$–	$–	$(5)	$5,809

ENERPLUS 2011 FINANCIAL SUMMARY      61

Consolidated Balance Sheet

		IFRS Adjustments
As at December 31, 2010 (Cdn $ millions)	Previous GAAP	Pre- explor- ation	E&E		DD&A		Impair- ment	Asset Disposi- tions	Decommis- sioning Liability	EELP Units	TURIP	Other Assets		Foreign Exchange		G&A	Trans- action Costs		Income Tax	IFRS

		(Note a )	(Note a	)	(Note b	)	(Note d )	(Note c )	(Note e )	(Note i )	(Note i )	(Note j	)	(Note g	)	(Note h )	(Note k	)	(Note f )
Assets
Current Assets
Cash	$8	$–	$–		$–		$–	$–	$–	$–	$–	$–		$–		$–	$–		$–	$8
Accounts receivable	126																			126
Deferred financial assets	12																			12
Deferred tax	11																		(11)	–
Other current	50																			50

	207	–	–		–		–	–	–	–	–	–		–		–	–		(11)	196

Exploration & evaluation assets	–	(1)	1,810				(11)	(261)								8				1,545
Property, plant & equipment	4,977	–	(1,810)		170		(378)	473	28							(19)				3,441
Goodwill	600						(447)	(1)												152
Deferred financial assets	–																4			4
Other assets	51											99								150

	5,628	(1)	–		170		(836)	211	28	–	–	99		–		(11)	4		–	5,292

	$5,835	$(1)	$–		$170		$(836)	$211	$28	$–	$–	$99		$–		$(11)	$4		$(11)	$5,488

Liabilities
Current Liabilities
Accounts Payable	$351																			$351
Dividends payable	32																			32
Current portion of long-term debt	46																			46
Deferred financial credits	56																			56

	485	–	–		–		–	–	–	–	–	–		–		–	–		–	485

Long term debt	686																			686
Deferred financial credits	47																			47
Deferred income taxes	503				27		(101)	54	(42)			12				(3)	1		34	485
Decommissioning liability	209								183											392
EELP units	–									44										44
TURIP	–										20									20

	$1,445	$–	$–		$27		$(101)	$54	$141	$44	$20	$12		$–		$(3)	$1		$34	$1,674

Equity
Shareholders' capital	5,728									(89)										5,639
Contributed surplus	29										(25)									4
Accumulated deficit	(1,717)	(1)			143		(735)	157	(113)	45	5	34		(82)		(8)	3		(45)	$(2,314)
Accumulated other comprehensive income/(loss)	(135)											53		82						–

	3,905	(1)	–		143		(735)	157	(113)	(44)	(20)	87		–		(8)	3		(45)	3,329

	$5,835	$(1)	$–		$170		$(836)	$211	$28	$–	$–	$99		$–		$(11)	$4		$(11)	$5,488

62      ENERPLUS 2011 FINANCIAL SUMMARY

Consolidated Income Statement

		IFRS Adjustments
Twelve months ended December 31, 2010 (Unaudited) (Cdn $ millions, except per unit amounts)	Previous GAAP	Pre- explor- ation	E&E		DD&A	Impair- ment	Asset Disposi- tions	Decommis- sioning Liability		EELP Units	TURIP	G&A	Trans- action Costs	Income Tax	IFRS

		(Note a )	(Note a	)	(Note b )	(Note d )	(Note c )	(Note e	)	(Note i )	(Note i )	(Note h )	(Note k )	(Note f )
Oil and Gas Sales	$1,327	$–	$–		$–	$–	$–	$–		$–	$–	$–	$–	$–	$1,327
Royalties	(223)														(223)
Commodity derivative instruments	24														24

Revenues	$1,128	$–	$–		$–	$–	$–	$–		$–	$–	$–	$–	$–	$1,128

Expenses
Operating costs	290	1													291
General and administrative	79										8	11			98
Transportation	27														27
Depreciation, depletion and amortization	645				(170)			(14)							461
Impairment expense	–					706									706
Foreign exchange (gain)/loss, net	(1)														(1)
Finance expense	47							14		12			(4)		69
Asset Disposition (gain)/loss	(1)						(211)								(210)

	1,086	1	–		(170)	706	(211)	–		12	8	11	(4)	–	1,439

Net income/(loss) before income tax	$42	$(1)	$–		$170	$(706)	$211	$–		$(12)	$(8)	$(11)	$4	–	$(311)
Current tax expense/(recovery)	(30)														(30)
Deferred income tax expense/(recovery)	(55)				27	(101)	54					(3)	1	(24)	(101)

Net income/(loss)	$127	$(1)	$–		$143	$(605)	$157	$–		$(12)	$(8)	$(8)	$3	$24	$(180)

Net Income/(Loss) per Share (Note m)
Basic			$0.72											$(1.02)
Diluted			$0.72											$(1.02)

Consolidated Statement of Comprehensive Income

Year ended		IFRS Adjustments
December 31, 2010 (Unaudited) (Cdn $ millions)	Previous GAAP	Pre- explor- ation	E&E		DD&A		Impair- ment	Asset Disposi- tions		Other Assets		EELP Units	TURIP	G&A	Trans- action Costs		Income Tax		IFRS

		(Note a )	(Note a	)	(Note b	)	(Note d )	(Note c	)	(Note j	)	(Note i )	(Note i )	(Note h )	(Note k	)	(Note f	)
Net income/(loss)	$127	(1)	–		143		(605)	157		–		(12)	(8)	(8)	3		24		$(180)
Other comprehensive income, net of tax
Unrealized gain on marketable securities										53									53
Change in cumulative translation adjustment	(53)																		(53)

Comprehensive income/(loss)	$74	(1)	–		143		(605)	157		53		(12)	(8)	(8)	3		24		$(180)

ENERPLUS 2011 FINANCIAL SUMMARY      63

Consolidated Statement of Changes in Equity

		IFRS Adjustments
Year ended December 31, 2010 (Cdn $ millions)	Previous GAAP	Pre- explor- ation	DD&A		Impair- ment	Asset Disposi- tions		Decommis- sioning Liability	EELP Units	TURIP	Other Assets		Foreign Exchange	G&A	Income Tax	Trans- action Costs		IFRS

		(Note a )	(Note b	)	(Note d )	(Note c	)	(Note e )	(Note i )	(Note i )	(Note j	)	(Note g )	(Note h )	(Note f )	(Note k	)
Trust Units
Balance, beginning of year	$5,689	$–	$–		$–	$–		$–	$(113)	$–	$–		$–	$–	$–	$–		$5,576
Issued for cash:
DRIP	29																	29
Stock option plan	7																	7
Non cash:
Stock option plan	2									1								3
Equivalent EELPs	–								24									24

Balance, end of year	$5,727	$–	$–		$–	$–		$–	$(89)	$1	$–		$–	$–	$–	$–		$5,639

Contributed Surplus
Balance, beginning of year	$26	$–	$–		$–	$–		$–	$–	$(22)	$–		$–	$–	$–	$–		$4
Stock option plan (non-cash) – exercised	(2)									1								(1)
Stock option plan (non-cash) – expensed	6									(5)								1

Balance, end of year	$30	$–	$–		$–	$–		$–	$–	$(26)	$–		$–	$–	$–	$–		$4

Accumulated Deficit
Accumulated income, beginning of year	$3,265	$–	$–		$(130)	$–		$(113)	$57	$13	$34		$(82)	$–	$(69)	$–		$2,975
Net income/(loss)	127	$(1)	143		(605)	157		–	(12)	(8)	–		–	(8)	24	3		(180)

	3,392	(1)	143		(735)	157		(113)	45	5	34		(82)	(8)	(45)	3		2,795
Accumulated dividends, beginning of year	(4,725)																	(4,725)
Dividends	(384)																	(384)

	(5,109)																	(5,109)

Balance, end of year	$(1,717)	$(1)	$143		$(735)	$157		$(113)	$45	$5	$34		$(82)	$(8)	$(45)	$3		$(2,314)

Accumulated Other Comprehensive Income
Balance, beginning of year	$(82)	$–	$–		$–	$–		$–	$–	$–	$–		$82	$–	$–	$–		$–
Change in cumulative translation adjustment	(53)																	(53)
Unrealized gain on marketable securities	–										53							53

Balance, end of year	$(135)	$–	$–		$–	$–		$–	$–	$–	$53		$82	$–	$–	$–		$–

Total Equity	$3,905	$(1)	$143		$(735)	$157		$(113)	$(44)	$(20)	$87		$–	$(8)	$(45)	$3		$3,329

The following discussion explains the significant differences between Enerplus' Canadian GAAP accounting policies and those applied by Enerplus under IFRS. IFRS policies have been retrospectively and consistently applied except where the IFRS 1 mandatory and optional exemptions permitted an alternative treatment.

IFRS ADJUSTMENTS

(a) Property, Plant and Equipment

Under IFRS capital costs are recorded using one of the following three categories:

(i) Pre-Exploration Costs ("Pre-E&E")

Under Canadian GAAP costs incurred prior to having obtained the legal right to explore were capitalized and included in PP&E using the full cost method of accounting. Under IFRS such expenditures are expensed as incurred.

These costs were approximately $1.0 million during 2010.

64      ENERPLUS 2011 FINANCIAL SUMMARY

(ii) E&E Assets

Under Canadian GAAP E&E assets were capitalized using the full cost method of accounting and included in PP&E. Under IFRS E&E assets are assets that management has not fully evaluated for technical feasibility and commercial viability. IFRS requires E&E assets to be separately recognized on the face of the balance sheet and these costs are not subject to depletion. Under IFRS these capitalized costs are transferred from E&E assets to PP&E assets once technical feasibility and commercial viability has been determined.

At January 1, 2010 approximately $580 million of assets were recognized on the Consolidated Balance Sheet as E&E assets. The balance was comprised primarily of Enerplus' Kirby oil sands asset, prior to its disposition on October 1, 2010, and undeveloped lands in Canada and the U.S. No E&E assets were transferred to PP&E during 2010.

(iii) D&P Assets

Under Canadian GAAP D&P assets were capitalized using the full cost method of accounting and included in PP&E. Under IFRS D&P assets are accounted for in smaller cost centers, or CGUs, and continue to be recognized on the Consolidated Balance Sheet as part of PP&E.

Using the IFRS 1 exemption available to companies previously using the Canadian GAAP full cost accounting guideline, the cost of net PP&E of $4,420 million on the date of transition was allocated to CGUs based on the attributed value of proved plus probable reserves at December 31, 2009.

On transition to IFRS Enerplus allocated the consolidated goodwill balance which was generated from historic business combinations to the CGUs that benefited from the synergies of the combination.

(b) Depletion, Depreciation and Amortization

At January 1, 2010 accumulated depletion was set to zero in conjunction with the IFRS 1 exemption that allowed companies to allocate their historic net oil and gas PP&E values to CGUs.

Under Canadian GAAP depletion was calculated on a unit of production basis using proved reserves on a country by country basis. Under IFRS Enerplus depletes D&P assets on a CGU basis using proved plus probable reserves. This change reduced DD&A by approximately $170 million for the year ended December 31, 2010.

(c) Asset Dispositions

Under Canadian GAAP full cost accounting gains and losses were not recognized upon disposition of oil and gas assets unless the disposition altered the rate of depletion by 20% or more. Under IFRS gains and losses are recognized based on the difference between the proceeds from disposition and the asset's net carrying value.

For the year ended December 31, 2010 Enerplus recognized gains of $211 million in conjunction with asset dispositions. There were no gains recognized on asset dispostions under Canadian GAAP during 2010.

(d) Impairment

(i) E&E Assets

Under Canadian GAAP E&E assets were tested for impairment by comparing their recoverable amount to the carrying value as part of the entire PP&E full cost pool. Under IFRS E&E assets are subject to an assessment for impairment where indicators of impairment exist. The E&E asset impairment test compares the carrying value to the sum of the assets' fair value plus any excess of the D&P assets' recoverable amount over their carrying value, on a country by country basis.

When an E&E asset is determined to be technically feasible and commercially viable, the accumulated costs are transferred to D&P assets. When an E&E asset is determined not be to technically feasible and commercially viable, the unrecoverable costs are charged to net income.

As at January 1, 2010 there was no impairment on Enerplus' E&E assets. During 2010 Enerplus recorded an E&E impairment expense of $11 million. During the same period under Canadian GAAP there were no E&E impairments recorded.

ENERPLUS 2011 FINANCIAL SUMMARY      65

(ii) D&P Assets

Under IFRS testing for D&P asset impairment is completed at a CGU level compared to a country by country basis utilizing the full cost accounting guideline under Canadian GAAP. When indicators of impairment exist, the carrying value of each CGU, including goodwill, is compared to its recoverable amount which is defined as the higher of its FVLCTS or VIU. Where the carrying value exceeds the recoverable amount an impairment loss exists. Impairment losses are first recorded against goodwill within a CGU and the remainder is recorded against the D&P assets.

As at January 1, 2010 no impairments were recorded on Enerplus' D&P assets. For the year ended December 31, 2010 D&P asset impairments of approximately $378 million were recognized. The impairments related to Enerplus' natural gas focused CGUs and were the result of lower forward natural gas prices. During the same period under Canadian GAAP there were no D&P impairments recorded.

(iii) Goodwill

Under Canadian GAAP goodwill was carried on a consolidated basis and was assessed for impairment when indicators of impairment existed, or at least annually.

On transition to IFRS Enerplus allocated the consolidated goodwill balance which was generated from historic business combinations to the CGUs that benefited from the synergies of the combination.

Enerplus recognized a goodwill impairment of $130 million on the January 1, 2010 date of transition. For the year ended December 31, 2010, goodwill impairments of approximately $317 million were recognized. All impairments recognized were a result of lower forward natural gas prices. During the same period under Canadian GAAP there were no goodwill impairments recorded.

(iv) Reversals of Impairment

The reversal of impairment losses on PP&E was not permitted under Canadian GAAP. Under IFRS impairment losses previously recorded are reversed if the conditions giving rise to the impairment have reversed. There were no reversals of impairment during 2010.

Goodwill impairments are not reversed in future periods under IFRS, which is consistent with Canadian GAAP.

(e) Decommissioning Liabilities

Under Canadian GAAP and IFRS the estimated fair value of the future cash outflows associated with abandoning, reclaiming and remediating PP&E assets are recorded on the balance sheet. Under Canadian GAAP the estimates of future cash outflows were discounted using a credit adjusted risk-free rate whereas under IFRS a risk-free rate is used. Additionally, accretion expense under IFRS is classified as a finance expense whereas under Canadian GAAP it was included within DD&A.

At January 1, 2010 an increase of approximately $155 million was recorded to the decommissioning liability. In accordance with the IFRS 1 exemption for full cost oil and gas companies the offset of $113 million, net of tax, was recorded to accumulated deficit. Subsequent re-measurement of the decommissioning liability is recorded through PP&E.

(f) Deferred Income Tax

Prior to the conversion to a corporation, Enerplus' income trust structure resulted in a higher deferred tax rate under IFRS which increased the deferred tax liability by approximately $69 million at the date of transition. Approximately $34 million of this increase reversed on January 1, 2011 upon conversion to a corporation with a corresponding credit to income.

IFRS requires all deferred taxes to be classified as long term.

(g) Foreign Currency Translation

Upon adoption of IFRS Enerplus utilized an exemption that enabled the CTA balance to be set to zero instead of retroactively restating the CTA.

66      ENERPLUS 2011 FINANCIAL SUMMARY

(h) General and Administrative (G&A) Expenses

For the year ended December 31, 2010 Enerplus reduced its capitalized G&A costs by approximately $11 million, resulting in a higher G&A expense. This reduction is primarily a result of capitalizing fewer G&A expenses associated with acquisition and divestiture activities under IFRS compared to Canadian GAAP.

(i) EELP Units and TURIP

Under Enerplus' former trust indenture outstanding trust units were redeemable at the option of the holder at 85% of the current trading price. Under Canadian GAAP Enerplus' trust units and EELP units were considered permanent equity and included within Shareholders' Capital. Under IFRS Enerplus' trust units are considered puttable financial instruments, however a specific exemption for trust units allows them to be classified as permanent equity. This exemption does not apply to instruments that are convertible into trust units such as the EELP units and trust unit rights. As a result, IFRS requires the EELP units and trust unit rights to be reported as liabilities at their fair value with changes in fair value recorded to income. As EELP units are converted to trust units by unitholders, the associated liability is recorded to unitholders' capital. As rights are exercised, the proceeds, together with the amount recorded as a trust unit rights liability, are recorded to unitholders' capital.

On January 1, 2010 Enerplus recorded a $56 million liability representing the redemption value of the outstanding EELP units along with a $113 million reduction to Shareholders' Capital and $57 million decrease to accumulated deficit to retroactively adjust for the impact of the EELP units. As at December 31, 2010 the fair value of the EELP liability was $44 million.

A trust unit rights liability of $9 million was recorded on January 1, 2010, representing the TURIP fair value determined using a binomial lattice option pricing model on that date. In conjunction with the liability a reduction of $22 million was recognized in Shareholders' Capital with an offsetting credit of $13 million to accumulated deficit. As at December 31, 2010 the fair value of the TURIP liability was $20 million.

(j) Other Assets

Under Canadian GAAP investments in non-publicly traded securities are carried at cost. Under IFRS all securities, publicly or privately held, must be carried at fair value and revalued at each reporting date.

As at January 1, 2010 Enerplus recorded an increase in other assets of approximately $39 million with the offset recorded to accumulated deficit.

For the year ended December 31, 2010 Enerplus recorded an increase in the fair value of investments of $60 million ($53 million net of tax). This change was recorded to other comprehensive income, net of tax.

(k) Transaction Costs

During 2010 Enerplus renewed its bank credit facility and incurred a $5 million extension fee that was expensed under Canadian GAAP. Under IFRS these transaction costs are capitalized and amortized to finance expense over the term of the facility. For the year ended December 31, 2010 Enerplus recorded amortization costs of approximately $1 million.

(l) Business Combinations

ACQUISITIONS PRIOR TO JANUARY 1, 2010

As part of its transition to IFRS Enerplus elected to restate only those business combinations that occurred on or after January 1, 2010. In respect of acquisitions prior to January 1, 2010 goodwill represents the amount recognized under previous Canadian GAAP, however the goodwill generated from historic business combinations was allocated to the CGUs that benefited from the synergies of the combination.

Transaction costs, other than those associated with the issue of debt or equity securities, that Enerplus incurs in connection with a business combination are expensed as incurred.

(m) Net Income Per Share

The following table summarizes the weighted average shares outstanding after re-classification of the EELP units and TURIP:

(millions)	Twelve months ended December 31, 2010

Weighted average shares outstanding
Basic	176
Diluted	176

ENERPLUS 2011 FINANCIAL SUMMARY      67

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  Exhibit 99.1